Himax Technologies, Inc.

10th Floor, No. 605 Chungshan Road

Hsinhua, Tainan County 712

Taiwan, Republic of China

March 27, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mary Beth Breslin
Mr. Timothy Buchmiller

Re:  Himax Technologies, Inc.

Request for Acceleration of Effectiveness of

Registration Statement on Form F-1 (Registration No. 333-132372)

Registration Statement on Form 8-A (Registration No. 000-51847)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Himax Technologies, Inc. (the “Company”) hereby requests that the effective date for its Registration Statement on Form F-1 (Registration No. 333-132372) (the “Registration Statement”) be accelerated so that it will be declared effective at 9:00 a.m. Eastern Standard Time on March 30, 2006, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join us in this request for acceleration.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company be declared effective concurrently with the above-captioned Registration Statement on Form F-1.

We acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page to Follow]

Very truly yours,

HIMAX TECHNOLOGIES, INC.

By:	/s/ Jordan Wu
Name:	Jordan Wu
Title:	President and Chief Executive Officer